UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D. C. 20549

                           FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


                              Commission File Number: 1-2755

                       GTE Corporation
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          (Exact name of registrant as specified in its charter)

     1255 Corporate Drive, SVC04CO8, Irving, Texas 75038
                 Telephone:  (972) 507-5000

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
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

1.   Common Stock, par value $.05 per share
2.   Floating Rate Debentures due 2000
3.   Floating Rate Debentures due 2001
4.   9.375% Debentures due 2000
5.   9.10% Debentures due 2003
6.   10.25% Debentures due 2020
7.   8.75% Debentures due 2021
8.   7.83% Debentures due 2023
9.   7.90% Debentures due 2027
10.  7.51% Debentures due 2009
11.  6.56% Debentures due 2002
12.  6.39% Debentures due 2000
13.  6.60% Debentures due 2005
14.  6.36% Debentures due 2006
15.  6.46% Debentures due 2008
16.  6.84% Debentures due 2018
17.  6.94% Debentures due 2028

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          (Title of each class of securities covered by this Form)



                           None
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     (Titles of all other classes of securities for which a
duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)     [_]              Rule 12h-3 (b) (1) (i)    [X]
Rule 12g-4 (a) (1) (ii)    [_]              Rule 12h-3 (b) (1) (ii)   [_]
Rule 12g-4 (a) (2) (i)     [_]              Rule 12h-3 (b) (2) (i)    [_]
Rule 12g-4 (a) (2) (ii)    [_]              Rule 12h-3 (b) (2) (ii)   [_]
                                            Rule 15d-6       [_]

     Approximate number of holders of record as of the certification or notice date:

1.   Common Stock, par value $.05 per share     1
2.   Floating Rate Debentures due 2000          8
3.   Floating Rate Debentures due 2001          8
4.   9.375% Debentures due 2000               117
5.   9.10% Debentures due 2003                152
6.   10.25% Debentures due 2020               131
7.   8.75% Debentures due 2021                 78
8.   7.83% Debentures due 2023                144
9.   7.90% Debentures due 2027                 72
10.  7.51% Debentures due 2009                 90
11.  6.56% Debentures due 2002                 59
12.  6.39% Debentures due 2000                 45
13.  6.60% Debentures due 2005                 17
14.  6.36% Debentures due 2006                107
15.  6.46% Debentures due 2008                 57
16.  6.84% Debentures due 2018                 69
17.  6.94% Debentures due 2028                 80

     Pursuant to the requirements of the Securities Exchange Act of 1934, GTE Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:                              July 31, 2000  By: /s/ Marianne Drost